EXHIBIT 23.1

INDEPENDENT AUDITOR’S CONSENT

To the Department of Finance

I consent to the use of my independent auditor’s report dated 9 October 2020 to the Minister of Finance on the condensed consolidated financial statements of the Government of Canada, which comprise the condensed consolidated statement of financial position as at 31 March 2020, the condensed consolidated statement of operations and accumulated deficit, condensed consolidated statement of change in net debt and condensed consolidated statement of cash flow for the year then ended, and related notes, included in Form 18-K of the Government of Canada’s Annual Report, which is incorporated by reference in Canada’s Registration Statement under Schedule B to be filed with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval system on 17 December 2020.

/s/ Karen Hogan
Karen Hogan, CPA, CA
Auditor General of Canada

Ottawa, Canada

17 December 2020